June 11, 2025

Craig Safian
Executive Vice President and Chief Financial Officer
Gartner, Inc.
P.O. Box 10212
56 Top Gallant Road
Stamford, Connecticut 06902

       Re: Gartner, Inc.
           Form 10-K for Fiscal Year Ended December 31, 2024
           File No. 001-14443
Dear Craig Safian:

       We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Trade &
Services